UNITED STATES

SECURITIES AND EXCHANGE COMMISSIONWASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

6660 N.W. Marine Drive,

Vancouver, B.C.

Canada V6T 1Z4

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                    Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech announces financial results for the third quarter ending June 30, 2002.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

August 13, 2002

By

      Name: David M. Hall

      Title: CFO

K:\38769\00001\MST\MST_O20M3

Exhibit 1

CONSOLIDATED FINANCIAL STATEMENTS

ANGIOTECH PHARMACEUTICALS, INC.

Third quarter ended June 30, 2002

TO OUR SHAREHOLDERS

The third quarter of 2002 was filled with significant clinical news that reinforced earlier data demonstrating paclitaxel’s ability to significantly reduce restenosis. Progress in this area was punctuated by Boston Scientific’s (“BSC”) filing for European approval of a paclitaxel-coated Express stent (TAXUS®).

Our other corporate partner, Cook Incorporated (“Cook”), reported continued positive results at one year follow-up from the ELUTES study at the Paris Course on Revascularization. The ELUTES one year data showed paclitaxel’s sustained ability to dramatically inhibit restenosis and maintain an excellent safety profile. Importantly, there were no cases of late thrombosis, deaths or myocardial infarctions. Since long-term data yields important clinical information, such results provide further evidence that paclitaxel-coated stents may continue to benefit patients long after the initial stenting procedure.

Encouraged by the success of its ELUTES and ASPECT data, Cook announced a new study, ELUTES-ISR, evaluating paclitaxel-coated stents in a more difficult patient population: those who have failed a previously implanted bare, metal stent (a condition known as in-stent restenosis). The study includes 22 centers throughout Europe and will enroll 600 patients in two treatment groups and one control group. Results from the ELUTES-ISR study will be used to request additional approval indications for Cook’s V-Flex Plus PTX™ coronary stent.

Also in the quarter, we granted a two-year license extension to Cook, essentially identical in nature to that provided to our other corporate partner, BSC in 1999. As part of the consideration received, we were granted an increase in royalty rates on certain eligible coronary stent products. We are pleased to extend our relationship and we look forward to building upon our successful relationship with Cook.

BSC also reported positive six-month results from its 30-patient TAXUS III clinical trial. TAXUS III examined the feasibility of implanting up to two paclitaxel-eluting stents for the treatment of in-stent restenosis. The trial’s main focus was safety, and the primary endpoint was 30-day major adverse coronary events (MACE). The study confirmed safety, showing no deaths and no thromboses, and only a four percent in-stent restenosis rate.

BSC’s large-scale TAXUS IV pivotal trial designed to collect data to support regulatory filings for U.S. commercial launch began enrolling patients in the quarter and has already completed target enrollment of 1,172 patients – making it one of the fastest enrolling U.S. pivotal stent studies ever conducted.

The quarter also saw BSC’s TAXUS™ Express™ paclitaxel-coated coronary stent system receive approval for commercialization in several jurisdictions outside Europe in a limited launch. The launch also initiated the multi-center, WISDOM transitional registry program in a number of countries that will collect and analyse real-world data on the performance of the TAXUS™ Express™.

As mentioned previously, the quarter was highlighted by Boston Scientific’s filing for CE Mark approval to market its TAXUS™ paclitaxel-coated coronary stent system in Europe. We are pleased to see both our corporate partners on the verge of delivering revolutionary stent technology on two different platforms to patients in Europe.

Even though Q3 was an eventful quarter for us, we expect further news in the coming fiscal fourth quarter as we await the approval and launch in Europe of Cook’s V-Flex Plus PTX™ stent as well as the highly anticipated clinical data from BSC’s 532-patient TAXUS II clinical trial at the Transcatheter Cardiovascular Therapeutics conference in September. Thank you for your continued support, and we look forward to announcing these critical events in the coming quarter and year end.

Yours very truly,

Angiotech Pharmaceuticals, Inc.

William L. Hunter, MD, MSc

Donald E. Longenecker, PhD

Director

Director

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis covers our interim consolidated financial statements for the three and nine month period ended June 30, 2002 prepared in accordance with Canadian generally accepted accounting principles.  See note 9 of the interim consolidated financial statements for a reconciliation to United States generally accepted accounting principles.  It provides an update to the discussion and analysis contained in the 2001 Annual Report.  This discussion and analysis should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and the annual consolidated financial statements contained in our 2001 Annual Report.  All amounts following are expressed in Canadian dollars unless otherwise indicated.

RESULTS OF OPERATIONS

Our third quarter net loss from operations was $8.6 million ($0.55 per share) compared to a net loss of $6.6 million ($0.43 per share) during the same period in 2001.  The net loss for the nine months ended June 30, 2002 was $18.2 million ($1.17 per share) compared to a net loss of $7.8 million ($0.51 per share) during the same period in 2001.  The net loss includes a foreign exchange loss of $4.8 million ($0.31 per share) for the quarter ended June 30, 2002 and a foreign exchange loss of $3.7 million ($0.24 per share) for the nine month period ended June 30, 2002.

REVENUES

Effective July 1, 2001, we changed our accounting policy for recognizing license, option and research contract fees to be consistent with U.S. GAAP as clarified by Staff Accounting Bulletin 101 (SAB 101) “Revenue Recognition in Financial Statements”, which was issued by the U.S. Securities and Exchange Commission (SEC) in December 1999.  Upfront fees and payments received from licensing transactions are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development period, as described in Note 2 to the interim consolidated financial statements.  Previously, we recognized upfront fees and payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received.  The change has been applied retroactively and all prior periods reported herein have been adjusted accordingly.  (See Note 3 to the interim consolidated financial statements).

Revenue for the three month period ended June 30, 2002 is primarily due to the receipt of a milestone payment of $3.1 million in May 2002 from one of our corporate partners, resulting in $6.4 million in cumulative milestone revenue for the nine months ended June 30, 2002.  No milestone or license revenue was received in the same periods in the previous year.  In addition, amortization of deferred revenue related to upfront license fees amounted to $154,000 for the current quarter and $730,000 for the nine month period ended June 30, 2002, compared to $173,000 and $518,000 respectively for the same periods in 2001.  Commencement of royalty income from one of our collaborators under the drug-coated stent co-exclusive license agreement is expected in the next quarter.  We expect to receive milestone payments in the future from existing collaborative arrangements.

EXPENDITURES

Research and development expenditures during the quarter ended June 30, 2002 increased by 95% to $4.0 million as compared to $2.0 million for the same quarter in 2001.  This increase is primarily due to increased work on existing and new research and development projects and clinical trials, milestone payments and royalty fees due to licensors upon receipt of the milestone payment and recognition of costs incurred upon the retirement of certain senior executive officers during the quarter.  Research and development expenditures for the nine month period ended June 30, 2002 increased by 40% to $14.0 million as compared to $10.0 million for the nine month period ended June 30, 2001.  This increase is primarily due to an increase in the expenditures associated with on-going research and development projects, bulk purchases of paclitaxel and GMP contract manufacturing of PAXCEED® for on-going clinical trials, and milestone payments and royalty fees, net of a decrease in  overall costs incurred on the secondary progressive multiple sclerosis clinical trials in comparison to the previous year, which reflected full patient enrollment in the phase 2 clinical study.

General and administrative expenses for the current quarter increased by 76% to $3.1 million as compared to $1.7 million for the same period in 2001.  The increase in the current quarter expenditures primarily reflects costs associated with increased professional services required to support increased business development and corporate activities, including costs related to due diligence activities on potential acquisition targets.  For the nine month period ended June 30, 2002, general and administrative expenses increased by $3.0 million due to higher personnel costs and increased professional fees incurred on business development activities.

The increase in amortization expense of $214,000 and $743,000 for the three and nine month periods ended June 30, 2002 respectively, compared to the same periods in 2001, relates to the amortization of capital assets and medical technology acquired in recent periods.

INVESTMENT AND OTHER INCOME

Investment and other income of $752,000 for the quarter ended June 30, 2002, decreased by $1.4 million compared to the same period in 2001.  This decrease is primarily due to the decline in market yields available on short term investments, declining to an average investment yield of 2.7% for the quarter ended June 30, 2002 from 5.5% for the same period in 2001, together with a decrease in short-term investments.  For the nine month period ended June 30, 2002, investment and other income decreased by $4.3 million to $2.8 million compared to the same period in 2001.  The year to date decrease is primarily due to the decline in market yields available on short term investments combined with a net decrease in cash and cash equivalents and short-term investments.

We had a foreign exchange loss of $4.8 million during the quarter ended June 30, 2002, compared to a foreign exchange loss of $4.6 million for the quarter ended June 30, 2001.  The foreign exchange losses were attributable to the effect of the weakening U.S. dollar on our U.S. dollar investment portfolio.  The U.S dollar exchange rate decreased from 1.59 to 1.52 during the current quarter versus a decrease from 1.58 to 1.52 during the same period in the prior year.  For the quarter ended June 30, 2002, $3.3 million of the net foreign exchange loss related to the U.S. denominated short-term investments was unrealized, compared to an unrealized foreign exchange loss of $4.0 million for the quarter ended June 30, 2001.  There was a foreign exchange loss of $3.7 million for the nine month period ended June 30, 2002 compared to a foreign exchange gain of $1.2 million for the same period in 2001, a change of $4.9 million.  This change is due to the U.S. dollar exchange rate decreasing from 1.58 to 1.52 during the current nine month period versus an increase from 1.51 to 1.52 during the same period in the prior year.

We expect that interest and foreign exchange will continue to fluctuate in relation to cash balances, market interest yields and foreign exchange rates.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2002 we had working capital of approximately $134.8 million and cash resources, comprising cash and cash equivalents and short-term investments totaling approximately $137.8 million as compared to approximately $152.6 million in working capital and approximately $156.1 million in cash resources as at September 30, 2001.  At June 30, 2002, we retained approximately $101.7 million (U.S. $67.0 million) denominated in U.S. currency compared to approximately $124.4 million (U.S. $78.8 million) at September 30, 2001.

During the current quarter, approximately $2.6 million was spent on tenant improvements for the new leased premises that will be occupied commencing in October 2002.  In addition, approximately $715,000 was received during the quarter as an allowance towards the tenant improvement costs.  The tenant improvement allowance has been deferred and will be recognized as a reduction of rent expense over the term of the lease.

For the three month period ended June 30, 2002, our cash and cash equivalents decreased by approximately $7.6 million compared to a $7.2 million decrease for the same three month period in the prior year.  The decrease for the current quarter is primarily the net effect of the current period operating loss net of amortization, unrealized foreign exchange loss, unrealized loss on investments, and decrease in deferred revenue ($4.6 million), working capital decrease ($0.9 million), net purchase of short term investments ($0.8 million) and purchase of capital assets net of tenant allowance ($2.0 million), offset by approximately $0.8 million received upon the issuance of 70,474 common shares pursuant to the exercise of employee stock options.

Our cash and cash equivalents increased by approximately $16.3 million during the nine months ended June 30, 2002 compared to a $1.2 million increase in the prior year.  The current year to date increase is primarily the net effect of proceeds from the exercise of stock options by employees ($1.7 million), a working capital change ($3.5 million) and net proceeds from short term investments ($27.6 million), offset by the year to date operating loss net of amortization, unrealized foreign exchange loss, unrealized loss on investments, loss on disposal of capital assets and decrease in deferred revenue ($13.7 million) and purchase of capital assets net of tenant allowance of ($2.8 million).

We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments.

RISKS AND UNCERTAINTIES

Risks and uncertainties related to economic and industry factors as discussed in detail in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of our 2001 Annual Report remain substantially unchanged.

We are exposed to market risk related to changes in interest and foreign currency exchange rates.  At the end of the quarter, we had an investment portfolio consisting of highly liquid, high grade investment securities with maturity dates not exceeding 7 months, selected based on the expected timing of expenditures for continuing operations and prevailing interest rates.  We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk.  We are subject to foreign exchange rate changes that could have a material effect on future operating results or cash flow.

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

As at	June 30	September 30,
(in thousands of Canadian dollars)	2002	2001
	$	$

ASSETS
Current
Cash and cash equivalents	19,550	3,210
Short term investments	118,252	152,884
Amounts receivable	904	180
Prepaid expenses and deposits	671	511
Total current assets	139,377	156,785
Capital assets [note 4]	5,287	1,429
Medical technologies	2,960	4,489
	147,624	162,703

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	4,599	4,173
Total current liabilities	4,599	4,173

Deferred revenue	872	1,602
Deferred leasehold inducement [note 5]	1,431	-
	6,902	5,775

Contingencies [note 8]

Shareholders’ equity
Share capital [note 6]
Common shares issued:
June 30, 2002– 15,682,656
September 30, 2001– 15,530,754	198,989	195,331
Contributed surplus [note 6]	74	1,723
Deficit	(58,341)	(40,126)
Total shareholders’ equity	140,722	156,928
	147,624	162,703

On behalf of the Board:

William L. Hunter, MD, MSc

Donald E. Longenecker, PhD

Director

Director

See accompanying notes

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

 (Unaudited)

	Three Months Ended June 30,		Nine Months Ended June 30,
(in thousands of Canadian dollars, except per share data)	2002	2001	2002	2001
	$	$	$	$
		[Restated – see Note 3]		[Restated – see Note 3]
REVENUE
License, option and research contract fees	3,285	173	7,168	518
Government grants	-	-	8	-
	3,285	173	7,176	518
EXPENSES
Research and development	3,986	2,044	13,965	9,973
General and administration	3,052	1,737	8,128	5,089
Amortization	770	556	2,338	1,595
	7,808	4,337	24,431	16,657
Operating loss	(4,523)	(4,164)	(17,255)	(16,139)

Other (expenses) income:
Foreign exchange (loss) gain	(4,822)	(4,621)	(3,732)	1,170
Investment and other income	752	2,156	2,772	7,133
Total other (expenses) income	(4,070)	(2,465)	(960)	8,303
Loss for the period	(8,593)	(6,629)	(18,215)	(7,836)

Deficit, beginning of period	(49,748)	(33,006)	(40,126)	(31,799)
Deficit, end of period	(58,341)	(39,635)	(58,341)	(39,635)
Loss per common share	(0.55)	(0.43)	(1.17)	(0.51)

Weighted average number of common shares outstanding (in thousands)	15,676	15,443	15,610	15,383

See accompanying notes

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (Unaudited)

	Three Months Ended June 30		Nine Months Ended June 30
(in thousands of Canadian dollars)	2002	2001	2002	2001
	$	$	$	$
		[Restated – see Note 3]		[Restated – see Note 3]
OPERATING ACTIVITIES
Loss for the period	(8,593)	(6,629)	(18,215)	(7,836)
Add items not involving cash:
Amortization of capital assets and medical technologies	770	556	2,338	1,595
Unrealized foreign exchange loss	3,292	4,030	2,725	1,118
Unrealized loss on investments	121	-	121
Deferred revenue	(154)	(173)	(730)	(518)
Loss on disposal of capital assets	-	-	43	-
Net change in non-cash working capital items relating to operations:
Accrued interest on short term investments	(393)	(713)	4,140	912
Amounts receivable	238	21	(9)	(23)
Prepaid expenses and deposits	347	80	(160)	(176)
Accounts payable and accrued liabilities	(1,140)	(1,811)	(486)	(21)
Cash (used in) operating activities	(5,512)	(4,639)	(10,233)	(4,949)

INVESTING ACTIVITIES
Purchase of short term investments	(25,100)	(41,334)	(134,732)	(215,330)
Proceeds from short term investments	24,029	37,981	161,476	220,190
Amortization of bond premium	244	-	903	-
Purchase of capital assets	(2,764)	(193)	(3,480)	(444)
Deferred leasehold inducements	716	-	716	-
Cash (used in) provided by investing activities	(2,875)	(3,546)	24,883	4,416

FINANCING ACTIVITIES
Proceeds from stock options exercised	806	989	1,690	1,758
Cash provided by financing activities	806	989	1,690	1,758
Net (decrease) increase in cash and cash equivalents during the period	(7,581)	(7,196)	16,340	1,225
Cash and cash equivalents, beginning of period	27,131	12,530	3,210	4,109
Cash and cash equivalents, end of period	19,550	5,334	19,550	5,334
Supplemental disclosure:
Common shares issued for medical technologies	-	-	319	-

See accompanying notes

ANGIOTECH PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.

BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and on a basis consistent with the Company's annual consolidated financial statements for the year ended September 30, 2001.  These financial statements conform in all material respects, with United States generally accepted accounting principles (“U.S. GAAP”), except as disclosed in note 9.

The accompanying unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at June 30, 2002 and for all periods presented.

These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2001 included in the Angiotech Pharmaceuticals, Inc. Annual Report filed with the appropriate securities commissions.  The results of operations for the three month and nine month periods ended June 30, 2002 are not necessarily indicative of the results for the full year. All amounts herein are expressed in Canadian dollars unless otherwise noted.

2.

SIGNIFICANT ACCOUNTING PRINCIPLES

Principles of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company and its four wholly-owned subsidiaries.  The wholly-owned subsidiaries consist of Angiotech Pharmaceuticals (US), Inc., incorporated in the U.S. in November 2000, and three companies incorporated in Switzerland in November 2001: Angiotech International GmbH, Angiotech Rx International GmbH and Angiodevice International GmbH.  All intercompany transactions and balances have been eliminated on consolidation.

With respect to the Company's integrated foreign subsidiaries, monetary assets and liabilities are translated into Canadian dollars using the exchange rate at the balance sheet date.  Revenue and expense items are translated at the average exchange rate in the period.  Exchange gains and losses are included in the determination of net loss for the period.

Revenue recognition

License, option and research contract fees

Research contract fees and research related grants, which are non-refundable, are recorded as revenue as the related research expenditures are incurred pursuant to the terms of the agreement and provided collectibility is reasonably assured. Option fees are recognized when the Company has fulfilled its obligations in accordance with the provisions of the contractual arrangement. License fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of specified milestones when the Company has no further involvement or obligation to perform under the arrangement and the related costs and effort are considered substantial. Initial fees and milestone payments received which require the ongoing involvement of the Company are deferred and amortized into income on a straight-line basis over the term of the relevant license or related underlying product development period of approximately five years.

Royalties

Royalty revenue is recognized on an accrual basis, as the amount is determinable, in accordance with the contractual agreements and when the Company has no future obligations pursuant to the royalty fee.

Loss per common share

Loss per common share has been calculated using the weighted average number of common shares outstanding during the period, excluding contingently issuable shares, if any.  Diluted loss per common share has not been presented as the outstanding options and warrants are anti-dilutive.

Stock based compensation

The Company grants stock options to executive officers and directors, employees, consultants and clinical advisory board members pursuant to a stock option plan described in note 6[b]. No compensation is recognized for these plans when common shares or stock options are issued. Any consideration received on exercise of stock options or the purchase of stock is credited to share capital. If common shares are repurchased, the excess or deficiency of the consideration paid over the carrying amount of the common shares cancelled is charged or credited to contributed surplus or deficit.

Deferred leasehold inducement

Leasehold inducements are deferred and accounted for as a reduction of rent expense on a straight line basis over the term of the lease.

Recent pronouncements

The Canadian Institute of Chartered Accountants approved a new Handbook Section 3062 and the Financial Accounting Standards Board has issued a similar standard (SFAS 142), both entitled Goodwill and Other Intangible Assets. Intangible assets other than goodwill acquired in a business combination or other transaction for which the acquisition date is after June 30, 2001 are to be amortized based on the useful life to an enterprise, unless the life is determined to be indefinite in which case the intangible asset will not be amortized. Section 3062 will be effective for the Company’s fiscal year beginning October 1, 2002. The Company does not believe the adoption of Section 3062 will have a material effect on the consolidated financial statements.

The Canadian Institute of Chartered Accountants approved a new Handbook Section 3870 (“Stock-based Compensation and Other Stock-based Payments”). Section 3870 will be effective for the Company’s fiscal year beginning October 1, 2002. The Company has not determined the impact of Section 3870 on the consolidated financial statements.

3.    CHANGE IN ACCOUNTING PRINCIPLES

a)

Revenue recognition

Effective July 1, 2001, the Company changed its accounting policy for recognizing license, option and research contract fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 (“SAB 101”) Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. Upfront fees and payments from licensing transactions are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development period, as described in note 2. Previously, the Company recognized upfront fees and payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received. This change has been applied retroactively with the following effect:

	As originally reported		As restated
	Three months ended June 30, 2001	Nine months ended June 30, 2001	Three months ended June 30, 2001	Nine months ended June 30, 2001
(in thousands of Canadian dollars, except loss per share data)	$	$	$	$

License, option and research contract fees	-	-	173	518
Loss for the period	(6,802)	(8,354)	(6,629)	(7,836)
Loss and diluted loss per common share [Note 3b]	(0.44)	(0.54)	(0.43)	(0.51)
Deferred revenue	-	-	1,774	1,774
Accumulated deficit	(37,861)	(37,861)	(39,635)	(39,635)

b)

Earnings per share

Effective July 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Section 3500 (“Earnings per share”) with respect to the calculation of income (loss) per common share.  This change has been applied retroactively and had no impact in the quarter and nine month period ended June 30, 2001.

4.    CAPITAL ASSETS

Included in capital assets is $3.9 million in tenant improvement costs for the new leasehold facility.  Amortization of the tenant improvements will be recognized over the term of the lease and is expected to commence in October 2002 upon occupancy.

5.    DEFERRED LEASEHOLD INDUCEMENT

The deferred leasehold inducement is comprised of a tenant improvement allowance and will be recognized as a reduction of rental expense on a straight line basis over the term of the lease commencing in October 2002 upon occupancy.

6.    SHARE CAPITAL

a).

Authorized and Issued Share Capital

The authorized common share capital of the Company is 200,000,000 common shares and 50,000,000 Class I Preference shares.  The common shares issued and outstanding as of June 30, 2002 were 15,682,656 for a total of $198,988,822.  There are no Class I Preference shares currently issued and outstanding.

As of July 31, 2002, the Company had 15,683,369 common shares issued and outstanding for a total of $199,006,149.

b).

Stock Option Plan

On March 6, 2001 the shareholders approved the adoption of an amended Stock Option Plan, the "2001 Stock Option Plan" which, among other matters, increased the number of authorized common shares available by 1,060,640 for issuance under the 2001 stock option plan from 2,015,521 to 3,076,161 common shares.

c).

Stock Options and Warrants

At June 30, 2002 the Company had 2,489,335 (September 30, 2001 – 2,106,622) stock options outstanding (of which 1,221,595 are exercisable) at a weighted average exercise price of $50.10 (September 30, 2001 - $39.31) per share and expiring at various dates from January 31, 2006 to June 19, 2012 (September 30, 2001 – January 31, 2006 to September 17, 2011).

As of July 31, 2002, there were 2,493,491 stock options outstanding (of which 1,294,876 are exercisable) at a weighted average exercise price of $49.91.

During the nine months ended June 30, 2002, 126,838 stock options were exercised for total proceeds of $1,689,896.  During the nine months ended June 30, 2002, a total of 549,300 stock options were granted with a weighted average exercise price of $83.84 per share and 39,749 options were forfeited with a weighted average exercise price of $59.09.

In November 2001, 30,000 warrants vested and the Company recorded $319,000 as contributed surplus and medical technologies due to an increase in the estimated fair value of the 30,000 warrants.  In November 2001, the Company issued 25,064 common shares for the cashless exercise of the 30,000 common share purchase warrants.  Accordingly, $1,968,000 was transferred from contributed surplus to share capital.

7.    SEGMENTED FINANCIAL INFORMATION

The Company operates in two segments: medical device coatings/implants and therapeutics.

Medical device coatings/implants comprise the research and development of drug loaded coatings for medical devices and drug loaded medical implants.  Therapeutics comprise the research and development of pharmaceuticals for the treatment of chronic inflammatory diseases such as rheumatoid arthritis and psoriasis.

Total assets and capital assets are not allocable between segments.  However, amortization of capital assets and medical technologies is allocated to the segments based on estimated usage.  Capital assets and medical technologies are substantially located in Canada with a net book value of $8.2 million.

	Three Months Ended June 30		Nine Months Ended June 30
(in thousands of Canadian dollars)	2002	2001	2002	2001
	$	$	$	$
		[Restated – see Note 3]		[Restated – see Note 3]

Revenue (1)
Medical device coatings	3,285	173	7,168	518
Therapeutics	-	-	8	-
Total revenue for reportable segments	3,285	173	7,176	518
Loss for the period
Medical device coatings	(1,602)	(2,206)	(4,658)	(5,960)
Therapeutics	(1,954)	(1,602)	(9,361)	(9,614)
Total loss for reportable segments for the period	(3,556)	(3,808)	(14,019)	(15,574)

(1) Revenues are all attributable to the United States based on the location of the Company’s collaborators.

Reconciliation of loss for the period

	Three Months Ended June 30		Nine Months Ended June 30
(in thousands of Canadian dollars)	2002	2001	2002	2001
	$	$	$	$
		[Restated – see Note 3]		[Restated – see Note 3]

Total loss for reportable segments	(3,556)	(3,808)	(14,019)	(15,574)
Non-allocable corporate expenses	(967)	(356)	(3,236)	(565)
Total other (expenses) income	(4,070)	(2,465)	(960)	8,303
Loss for the period	(8,593)	(6,629)	(18,215)	(7,836)

8.    CONTINGENCIES

(a)

The Company may, from time to time, be subject to claims and legal proceedings brought against them in the normal course of business.  Such matters are subject to many uncertainties.  Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the financial position of the Company.

(b)

Oppositions have been filed with respect to a granted European patent that relates to certain products.  The Opposition Division found that some of the claims in the patent, which do not recite stent devices, were invalid.  The decision of the Opposition Division has been appealed to a Board of Appeal of the European Patent Office.  An adverse decision by the Appeal Board could result in revocation of our patent or a narrowing of the scope of protection afforded by the patent.  The outcome of this appeal is uncertain at this time.

9.    RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which, as applied in these consolidated financial statements, conform in all material respects to United States generally accepted accounting principles ("U.S. GAAP"), except for the differences below as more fully described in Note 12 to the annual consolidated financial statements of September 30, 2001.

Material variations impacting the unaudited interim Consolidated Statements of Loss and Deficit under U.S. GAAP would be as follows:

(in thousands of Canadian dollars, except per share data)	Three Months Ended June 30		Nine Months Ended June 30
	2002	2001	2002	2001
	$	$	$	$
Loss for the period, Canadian GAAP [prior year restated – see Note 3]	(8,593)	(6,629)	(18,215)	(7,836)
Adjustment for stock based compensation to non-employees	(47)	(354)	(243)	(370)
Adjustment for accelerated vesting of stock options	-	(49)	-	(49)
Adjustment for medical technologies expense and amortization	626	383	1,529	1,149

Loss before cumulative effect of change in accounting principle for the period, U.S. GAAP	(8,014)	(6,649)	(16,929)	(7,106)

Cumulative effect of a change in accounting principle [see Note 3]	-	-	-	(2,292)
Loss for the period, U.S GAAP	(8,014)	(6,649)	(16,929)	(9,398)
Adjustment for short-term investments, unrealized gain	-	45	173	313
Reclassification of unrealized gain on short-term investments	(101)	-	(173)	-
Loss and comprehensive loss for the period, U.S. GAAP	(8,115)	(6,604)	(16,929)	(9,085)

Loss per common share, U.S. GAAP:
Loss before change in accounting principle	(0.51)	(0.43)	(1.08)	(0.46)
Cumulative effect of a change in accounting principle	-	-	-	(0.15)
Loss per common share, U.S. GAAP	(0.51)	(0.43)	(1.08)	(0.61)
Weighted average number of common shares, U.S. GAAP (in thousands)	15,676	15,443	15,610	15,383

Material variations in unaudited interim Consolidated Balance Sheet items under U.S. GAAP would be as follows:

(in thousands of Canadian dollars)	June 30, 2002	September 30, 2001
	$	$
Medical technologies	-	-
Total assets	144,664	158,214

Contributed surplus	3,211	4,617
Deficit	(64,438)	(47,509)

Recent Pronouncements:

The Financial Accounting Standards Board has issued SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”.  This pronouncement is effective for the Company’s first quarter commencing October 1, 2002.  The Company has not yet determined the impact of SFAS 144 on its consolidated financial statements.

10.    COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.